EXHIBIT 1(d)

                                                 November 18, 1999

Mr. Thomas H. Johnson
President & Chief Executive Officer
Chesapeake Corporation
James Center II
1021 East Cary Street
Box 2350
Richmond, VA 23218

Dear Tom:

         This is in response to the proposal you made at our meeting on November 10, 1999 and in the letter you delivered to me late the same day.

         Our Board of Directors has given due consideration to your proposal and concluded that it is inconsistent with Shorewood's clear and successfully implemented strategic direction and not in the best interests of Shorewood's stockholders. After consulting with our legal and financial advisors, our Board has determined that our stockholders will benefit most if Shorewood continues to position itself as the premier supplier of high end folding cartons to a multinational customer base. Accordingly, I have been authorized to inform you that the Shorewood Board of Directors has unanimously and unequivocally rejected your proposal that we enter into negotiations for the acquisition of Shorewood by Chesapeake.

         Nevertheless, we continue to believe that an acquisition of Chesapeake by Shorewood, at a fair price and a significant premium to Chesapeake's current market value would be a step in the best interests of Chesapeake's stockholders, management, employees and customers. Moreover, we believe that the price of $40 per share, which we have proposed, would be embraced by Chesapeake's stockholders. That price would enable Chesapeake's stockholders to realize a valuation nearly equivalent to their company's all time market high and more than 30% above its current market value.

         Tom, we want to enter into an amicable, albeit arm's length, negotiated transaction with your company. Toward that end, we again propose that your Board authorize you to enter into negotiations with us, so that your stockholders may decide whether the proposal we have made is fair, reasonable and in their best interests. We believe, without having had an opportunity to do any due diligence other than with respect to publicly available documents, that $40 fully values Chesapeake's stock. I trust you will reconsider your position and respond so that we may further our mutual interests.

         Alternatively, we are willing to let Chesapeake's stockholders decide if our proposal is acceptable to them, whether or not your Board endorses the proposal. Therefore, if you and your Board are unwilling to enter into negotiations with us, we request that you remove the existing legal impediments to a Shorewood tender offer so that your stockholders may decide for themselves where their best interests lie.

                              Page 24 of 44 Pages
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         As you know, Shorewood has a shareholding in Chesapeake which, based on your most recent published information, is almost 5% of Chesapeake's outstanding common stock. If you make continued progress in your share repurchase program, Shorewood will become a 5% shareholder in your company, even if it does not increase its position. In any event, we believe it appropriate that Chesapeake's stockholders be made aware of the opportunity that Shorewood is seeking to provide and that they, as well as Shorewood's stockholders, be informed of your response to our proposal. To accomplish that, we are issuing the enclosed press release simultaneously with the delivery of this letter.


                                      Cordially,



                                      /s/ Marc P. Shore
                                      -----------------
                                      Marc P. Shore
                                      Chairman and Chief Executive Officer

                              Page 25 of 44 Pages